                          [Clifford Chance Letterhead]

June 12, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:        Larry Greene, Division of Investment Management

Mail Stop 0505

         RE:      MORGAN STANLEY DOMESTIC EQUITY FUNDS PROXY

Dear Mr. Greene:

         Thank you for your telephonic comments on May 24, 2006 regarding the joint preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the Morgan Stanley Domestic Equity Funds (each, a "Fund" and collectively, the
"Funds") filed with the Securities and Exchange Commission (the "Commission") on
May 19, 2006. The Proxy Statement relates to the election of Trustees/Directors, changes to certain of the fundamental investment policies of the Funds and, for certain Funds only, changing the classification of the Fund from a diversified fund to a non-diversified fund. Below, we describe the changes made to the Proxy
Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Funds have considered the Staff's comments and have authorized us to make on their behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 12, 2006.

                  COMMENTS TO PROXY STATEMENT
                  ---------------------------

COMMENT 1. PLEASE INCLUDE IN THE PROXY STATEMENT THE ESTIMATED COSTS TO BE
           INCURRED IN CONNECTION WITH THE SHAREHOLDERS MEETINGS.

                  Response 1.       Such disclosure has been added to the fifth
                  paragraph on page 1 of the Definitive Proxy Statement.

COMMENT 2. CONFIRM WHETHER THE PROXY STATEMENT CONTAINS DISCLOSURE REGARDING
           THE TREATMENT OF ABSTENTIONS AND BROKER "NON-VOTES" FOR PURPOSES OF
           APPROVING THE PROPOSALS.

                  Response 2. Disclosure regarding the treatment of abstentions and broker "non-votes" has been added after the chart on page
                  3 of the Definitive Proxy Statement.

COMMENT 3. EXPLAIN HOW THERE WILL BE NO MATERIAL CHANGE IN THE FUNDS' RISKS OR
           THE MANNER IN WHICH THE FUNDS WILL OPERATE, GIVEN THE POTENTIAL
           INCREASED USE OF BORROWINGS AND DERIVATIVES, SUCH AS OPTIONS, FUTURES
           AND SWAPS, IF PROPOSALS 3B AND 3D ARE APPROVED.

                  Response 3. While the proposed fundamental policy changes
                  would permit the Funds to borrow money and enter into
                  derivative transactions to the extent allowed under the
                  Investment Company Act of 1940, as amended (the "Investment
                  Company Act"), there is no current intention that any Fund will either increase its borrowing capacity or increase its use of options, futures or swaps as a result of the approval of this Proposal. Any such increase would require prior Board approval.

COMMENT 4. REGARDING THE DISCLOSURE IN PROPOSAL 2.A., PLEASE CONFIRM WHETHER
           A FUND'S COLLATERAL REQUIREMENTS CAN BE "OFTEN LARGER THAN" THE
           PRINCIPAL AMOUNT OF THE LOAN.

                  Response 4. We have revised the disclosure to read "These
                  collateral requirements are typically for amounts at least equal to, and in certain cases larger than, the principal
                  amount of the loan."

COMMENT 5. REGARDING PROPOSAL 3.A., CONFIRM WHETHER ANY OF THE FUNDS
           CONTEMPLATES SEEKING EXEMPTIVE RELIEF FROM THE DIVERSIFICATION
           PROVISIONS OF THE INVESTMENT COMPANY ACT.

                  Response 5. None of the Funds contemplates seeking exemptive relief from the diversification requirements under the
                  Investment Company Act. If Proposal 3A is approved by
                  shareholders, it would permit a Fund to seek such relief if it were determined to be appropriate at some point in the future.

COMMENT 6. REGARDING PROPOSAL 3.A., CONSIDER ADDING DISCLOSURE REGARDING THE
           DIVERSIFICATION REQUIREMENTS FOR REGULATED INVESTMENT COMPANIES
           ("RICS") UNDER SUBCHAPTER M OF THE INTERNAL REVENUE CODE OF 1986, AS
           AMENDED ("SUBCHAPTER M").

                  Response 6. Disclosure has been added to Proposal 3.A. of the
                  Definitive Proxy Statement to the effect that each Fund will continue to comply with the diversification and other
                  requirements of Subchapter M in order to qualify for the
                  special tax treatment afforded RICs.

COMMENT 7. REGARDING PROPOSAL 3.B., PLEASE CONFIRM WHETHER THE FUNDS TREAT
           CERTAIN DERIVATIVE STRATEGIES AS "BORROWINGS".

                  Response 7. The Funds do not treat their derivatives as
                  borrowings. In accordance with Dreyfus Strategic Investing &
                  Dreyfus Strategic Income (pub. avail. June 22, 1987), the
                  Funds either meet the segregation requirements or "cover"
                  their derivative positions so as to eliminate any potential leveraging issues.

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COMMENT 8. REGARDING PROPOSAL 3.D., PLEASE CONFIRM WHETHER THE FUNDS'
           INCREASED ABILITY TO ENGAGE IN DERIVATIVES WILL CAUSE ANY ISSUES IN
           LIGHT OF REVENUE RULING 2006-1 REGARDING THE FUNDS' ABILITY TO COMPLY
           WITH SUBCHAPTER M.

                  Response 8. We can confirm that the modification of the
                  fundamental policy regarding the Funds' investment in
                  commodities, commodity contracts and futures contracts, in light of Revenue Ruling 2006-1, will not give rise to any
                  issues with respect to the Funds' ability to comply with the
                  "qualifying income requirement" of Subchapter M.

COMMENT 9. REGARDING PROPOSAL 3.D., PLEASE ADD DISCLOSURE AS TO THE KIND OF
           "OTHER DERIVATIVES" THE FUNDS WOULD CONSIDER INVESTING IN.

                  Response 9. We have modified the disclosure in Proposal 3.D.
                  to read:

                         "The extent to which any such Fund may invest in
                  futures contracts or other derivatives, including options, futures contracts and related options thereon, forward
                  contracts, swaps, caps, floors, collars and any other
                  financial instruments, will be disclosed in its prospectus and/or statement of additional information."

COMMENT 10. REGARDING PROPOSAL 4.B., PLEASE DISCLOSE WHETHER THE FUNDS' ABILITY
            TO INVEST IN OTHER INVESTMENT COMPANIES WOULD INCLUDE THEIR ABILITY
            TO INVEST IN EXCHANGE-TRADED FUNDS ("ETFS").

                  Response 10. We have added disclosure that if Proposal 4.B. is approved by shareholders, the Funds would be permitted to
                  invest in ETFs.

COMMENT 11. REGARDING PROPOSAL 4.B., CONSIDER ADDING DISCLOSURE ABOUT THE
            DUPLICATION OF FEES ASSOCIATED WITH THE FUNDS INVESTING IN OTHER
            INVESTMENT COMPANIES.

                  Response 11. We have added the following disclosure to
                  Proposal 4.B.:

                        "To the extent a Fund invests a portion of its assets in
                  shares of other investment companies, the Fund also will bear its proportionate share of the expenses of the purchased
                  investment company in addition to its own expenses."

COMMENT 12. REGARDING PROPOSAL 4.C., PLEASE CONFIRM WHETHER ANY FUND IS
            CURRENTLY LIMITED IN ITS ABILITY TO INVEST IN ILLIQUID OR RESTRICTED
            SECURITIES TO 10% OF ITS ASSETS.

                  Response 12. Certain of the Funds are limited by their
                  respective fundamental investment limitations to investing no more than 10% of their assets in illiquid securities (the
                  "affected Funds"). Under current regulatory interpretations, open-end mutual funds are able to invest up to 15% of their assets in illiquid securities other than money market funds which are limited to 10%. Accordingly, Proposal 4.C. is being submitted to shareholders in order to allow the affected Funds to invest in illiquid and restricted securities to the extent permitted by current regulatory interpretations. As no
                  affected Fund is a money market fund, no affected Fund is
                  restricted to investing 10% of its assets in illiquid
                  securities by operation of law, other than by their respective current fundamental investment limitation. We have added
                  disclosure to this effect.

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COMMENT 13. REGARDING PROPOSAL 5, CONSIDER ADDING DISCLOSURE ABOUT THE
            FUNDS' INTENTION TO CONTINUE TO QUALIFY AS A RIC UNDER SUBCHAPTER M.

                  Response 13. We have added the following disclosure to
                  Proposal 5:

                                    "In the event the proposal is approved, each
                           Fund will continue to seek qualification as a RIC
                           under Subchapter M."

COMMENT 14. REGARDING PROPOSAL 5, CONSIDER ADDING ADDITIONAL DISCLOSURE
            ABOUT THE RISKS OF NON-DIVERSIFIED FUNDS.

                  Response 14. We have revised the disclosure to Proposal 5 as follows:

                        "To the extent a Fund assumes large positions in the
                  securities of a small number of issuers, the Fund's net asset value may decline to a greater extent than that of a
                  diversified fund as a result of changes in the financial
                  condition or in the market's assessment of a particular issuer or a small group of issuers."

COMMENT 15. PLEASE DO NOT USE ALL CAPS FOR THE PARAGRAPHS THAT ASK THE
            SHAREHOLDERS TO VOTE "FOR" THE VARIOUS PROPOSALS.

                  Response 15. We have modified these paragraphs to be in
                  sentence case.

COMMENT 16. PLEASE CONFIRM WHETHER THERE IS A PRIOR NOTICE REQUIREMENT IN
            ORDER FOR A SHAREHOLDER TO SUBMIT A PROPOSAL UPON ATTENDING THE
            RELEVANT SHAREHOLDERS MEETING.

                  Response 16. We can confirm that there is no such prior notice requirement.

                  COMMENT TO FORM OF PROXY CARDS

COMMENT 17. IN RESPECT OF THE FUNDAMENTAL POLICY PROPOSALS, CONSIDER ADDING
            AN OPTION TO PERMIT SHAREHOLDERS TO VOTE "AGAINST ALL EXCEPT".

                  Response 17. We have revised the proxy cards so that the
                  shareholders will vote separately on each fundamental policy proposals. In addition to the separate policy proposals, the revised proxy cards have "For all" but not "Against all."
                  Accordingly, we believe that this comment is no longer
                  applicable.

         As you have requested and consistent with SEC Release 2004-89, the
Funds hereby acknowledge that:

o    each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or
Edward Meehan at (212) 762-8687. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz

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